Filing pursuant to

Rule 425 under the

Securities Act of 1933, as amended

Filed by Synovus Financial Corp.

Commission File No. 001-10312

Subject Company: Synovus Financial Corp.

On October 31, 2005, Synovus Financial Corp. issued the following press release.

For Immediate Release

Contact: Greg Hudgison	Pat Reynolds
Media and Public Relations Manager	Investor Relations
(706) 644-0528	(706) 649-4973

Synovus to Acquire First Florida Bank

Company to Enter Southern and Central Florida Markets

Columbus, GA, October 31, 2005 – Synovus (NYSE: SNV), the Columbus, Georgia-based diversified financial services company, today announced the signing of a definitive agreement to acquire Naples, Florida-based Banking Corporation of Florida, the parent company of First Florida Bank, in a tax-free exchange of common stock.

“We are pleased to be able to bring First Florida into the Synovus family of banks,” said Fred L. Green, Vice Chairman of Banking Operations for Synovus. “This acquisition marks the entry of Synovus into three attractive markets in the southern coastal and central areas of the state. First Florida is a great fit for our company because of its talented team, a commitment to customer service, excellent credit quality, solid returns and its tremendous potential for rapid growth in three vibrant areas of the state.”

First Florida Bank has approximately $342 million in assets with 58 team members serving customers through two branches in Naples, Florida, one in Winter Park – part of the Orlando/central Florida community – and a loan production branch in Fort Myers, Florida.

With this acquisition, Synovus’ total banking assets in the state will exceed $4 billion. Synovus also operates banks in the Tampa Bay/St. Petersburg, Valparaiso, Pensacola, Fernandina Beach, Tallahassee, and Jacksonville markets.

Once the purchase is complete, Robert “Bob” Smedley will continue in his role as CEO and President and will also become Chairman of the Board for First Florida Bank. Smedley brings to Synovus more than 30 years of banking experience.

“Joining Synovus creates a true win for our customers and team members, and allows for tremendous growth opportunities for First Florida,” said Smedley. “First Florida will continue offering local banking expertise backed by Synovus’ resources. This partnership will result in a higher level of available products and services for our customers.”

Synovus will issue approximately 3,209,310 shares of its common stock for all of the outstanding common stock and common stock equivalents of the Banking Corporation of Florida. Each share of common stock of the Banking Corporation of Florida will be exchanged for 1.7697 shares of Synovus common stock. The acquisition is subject to approval by the shareholders of the Banking Corporation of Florida and by banking regulatory agencies.

About Synovus

Synovus (NYSE: SNV) is a diversified financial services holding company with more than $27 billion in assets based in Columbus, GA.  Synovus provides integrated financial services including banking, financial management, insurance, mortgage and leasing services through 39 banks and other Synovus offices in Georgia, Alabama, South Carolina, Florida and Tennessee; and electronic payment processing through an 81-percent stake in TSYS (NYSE: TSS), one of the world’s largest companies for outsourced payment services.  FORTUNE magazine has named Synovus one of "The 100 Best Companies to Work For" in America, and has recognized Synovus in its Hall of Fame for consecutive appearances on the list since its inception in 1998.  In 2005, Synovus also appeared on "America’s Most Admired Companies" list.  See Synovus on the web at www.synovus.com.

Synovus will be filing a Registration Statement on Form S-4 and other relevant documents concerning the transaction with the SEC. The S-4 Registration Statement will include a proxy statement for Banking Corporation of Florida’s shareholders and also constitutes a prospectus of Synovus. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov. In addition, documents filed with the SEC by Synovus will be available free of charge from the Corporate Secretary of Synovus at 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901, Telephone 706-649-2267. SHAREHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE ACQUISITION OF BANKING CORPORATION OF FLORIDA.

On October 31, 2005, Banking Corporation of Florida mailed the following communication to each of its shareholders.

[Banking Corporation of Florida letterhead]

October 31, 2005

Dear Shareholders:

It is with great pleasure we advise you that a definitive merger agreement has been executed between Banking Corporation of Florida (“BCF”) and Synovus Financial Corp. (“Synovus”). The “merger consideration” to be received by BCF shareholders will be 1.7697 shares of stock for each share of BCF. [The transaction is further described in the attached press release issued today by Synovus.]

The merger is subject to approval of our shareholders. You will be receiving detailed information on the transaction and the terms of the merger agreement (and our rationale for the agreement) as a part of the materials for a shareholders meeting to approve the transaction. Those materials will soon be provided to you in a timely manner.

For the present, please know that we view this transaction as one that provides significant benefits to our shareholders. Moreover, it sharply broadens the scope of banking services that might be provided to our loyal customers who will now have a full range of integrated financial services including banking, trust, brokerage, mortgage, and insurance. We also are delighted that those services will continue to be provided by Robert Smedley and his excellent team who have brought us to where we are today.

This merger is an exciting opportunity for all of us. We thank you for your support, and we are delighted that we have, with your help, been able to create meaningful shareholder value.

We will be in touch with you soon.

Sincerely,

The Board of Directors of Banking Corporation of Florida:
Lowell C. Anderson
Craig W. Gagnon
John W. Hoyt
Samuel L. Kaplan
Robert O. Smedley
Ralph Strangis

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Enclosure

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Synovus will be filing a Registration Statement on Form S-4 and other relevant documents concerning the transaction with the SEC. The S-4 Registration Statement will include a proxy statement for Banking Corporation of Florida’s shareholders and also constitutes a prospectus of Synovus. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov. In addition, documents filed with the SEC by Synovus will be available free of charge from the Corporate Secretary of Synovus at 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901, Telephone 706-649-2267. SHAREHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE ACQUISITION OF BANKING CORPORATION OF FLORIDA.

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